September 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Joshua Gorsky

Re:	BioCardia, Inc. Registration Statement on Form S-1 File No. 333-290283

Acceleration Request

Requested Date:	September 18, 2025
Requested Time:	9:00 a.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioCardia, Inc. hereby requests that its Registration Statement on Form S-1 (File No. 333-290283) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as we or our counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. This request shall supersede and replace any previously submitted request for accelerated effectiveness of the Registration Statement. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Austin D. March at (512) 338-5410.

Sincerely, BIOCARDIA, INC.

By:	/s/ David McClung
David McClung
Chief Financial Officer

cc:	Peter Altman, Ph.D., BioCardia, Inc. Austin D. March, Wilson Sonsini Goodrich & Rosati